FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2002

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Press Release dated April 3,2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated: April 4, 2002

By: ______________________
Name: Robert S. Singer
Title: Chief Financial Officer

GUCCI

GUCCI GROUP

GUCCI GROUP WATCHES TO MANAGE THE GROUP'S LUXURY TIMEPIECE BUSINESSES

Amsterdam, The Netherlands, April 3, 2002: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) announces today the creation of Gucci Group Watches, a multi-brand organization based in Neuchâtel, Switzerland, that will manage the luxury watch business of its Gucci, Boucheron, Yves Saint Laurent and Bédat & Co divisions.

Each Division will retain control over the image of its individual brand to ensure the unique position in the marketplace while Gucci Group Watches will be responsible for all other aspects of the watch businesses – product development, manufacturing, sales and distribution. Dedicated brand managers within Gucci Group Watches will promote each individual brand, developing sales strategies and coordinating the operational marketing activities.

Massimo Macchi, Gucci Group Vice President Watches and Jewelry, said: "*We have a very successful and profitable watch business, which we continue to grow. Gucci Group Watches brings together and leverages existing know-how of the markets across the Group while ensuring that the strategies developed reflect the unique needs and identity of each brand. Through this new approach we will enhance our sales performance and deliver consistent, optimal service to our clients around the world.*"

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:
Tomaso Galli
Director of Corporate Communications
Gucci Group N.V.
+31 20 462 1700
+39 02 8800 5555

For investors / analysts inquiries:
Cedric Magnelia / Enza Dominijanni
Directors of Investor Relations
Gucci Group N.V.
+31 20 462 1707
+39 055 7592 2456